HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(With Report of Independent Registered
Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	May 31, 2017

Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____09/28/2016_____ AND ENDING _____12/31/2016_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Haitong Securities USA LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Madison Avenue, 12th Floor
(No. And Street)

New York	NY	10173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Todaro   212-351-6014
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

WithumSmith+Brown, PC
(Name - *if individual state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

*CONFIDENTIAL
TREATMENT
REQUESTED*

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Anthony Todaro _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Haitong Securities USA LLC _____ , as of

_____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____ NONE _____



2/28/17

PERRY SIMONE
Notary Public - State of New York
NO. 01SI6144087
Qualified In New York County
My Commission Expires   4-24-18

Notary Public

_____
Signature

_____ CFO _____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG SECURITIES USA LLC

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Haitong Securities USA LLC

We have audited the accompanying statement of financial condition of Haitong Securities USA LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Haitong Securities USA LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

March 1, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets

Cash	$	12.769.278
Fixed assets (net of accumulated depreciation of $3,447,378)		1.790.389
Artwork		622.409
Receivable from affiliate		6.348.650
Prepaid expenses		851.853
Other assets		33.790
Total assets	$	22.416.369

Liabilities and member's equity

Liabilities

Accrued expenses	$	454.464
Other liabilities		25.490
		479.954
Subordinated borrowings		7.077.778
Member's equity		14.858.637
Total liabilities and member's equity	$	22.416.369

See accompanying notes to statement of financial condition

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Haitong Securities USA LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary of Haitong Bank, S.A. (the Parent), a banking corporation incorporated under the laws of Portugal. The Company was created on September 30, 2015 and was registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer as of September 28, 2016. The principal businesses of the Company are to act as a broker-dealer, retailing corporate equity securities and selling corporate and sovereign debt securities, underwriting or as a selling group participant (on a best efforts basis), investment advisory services (including structured financial products), trading for own account, in the private placement of securities, in mergers and acquisitions and acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934 and to distribute third party research.

The Company acts as an introducing broker in securities and fixed income. The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Significant Accounting Policies

(a) Basis of Presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United 'States of America (U.S. GAAP) and reflect the following significant accounting policies.

(b) Cash and Balances at Clearing firm

The Company has cash held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC") limits. The Company maintains a required deposit of $500,000 at the clearing broker. The Company has not experienced any losses in these accounts and believes it is not subject to any significant credit risk on these balances.

(c) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. operations of the Parent.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

(a) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(b) Fixed assets

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets were contributed by the Parent at their net book values.

(c) Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2016 settled with no resultant loss being incurred by the Company.

(d) Investment Banking Revenues

The Company records or accrues investment banking revenues when earned and when all contractual obligations have been met.

3. Related Party Transactions

As of December 31, 2016, the Company has accrued $6,348,650 for advisory fees earned from Haitong Bank, S.A. relating to the Company's mediation in the bond offering under Regulation S of the Securities Act of 1933 of a customer of the Parent. All of the Company's revenues in 2016 were derived from this transaction.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

4. Fixed Assets

As of December 31, 2016, the Company had fixed assets consisting of the following:

Software	$ 1.350.094
Leasehold Improvements	2.062.761
Computer equipment	571.115
Image and sound equipment	129.787
Transmission equipment	476.515
Security equipment	110.922
Furniture	536.573
	5.237.767
Accumulated depreciation	(3.447.378)
	$ 1.790.389

The net book value of fixed assets transferred by the Parent to the Company was $1,918,005. Depreciation expense for the period September 28, 2016 (commencement of operations) to December 31, 2016 was $127,616.

5. Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Parent. There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. For the period from September 28, 2016 (commencement of operations) through December 31, 2016, the Company would have reported a current federal, state and local tax expense of $414,728, if it were a separate taxable entity subject to the same tax rules as its Parent. There were no material temporary differences relative to the Company as of and during the period from September 28, 2016 (commencement of operations) through December 31, 2016.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 12.5% of aggregate indebtedness for first year operations, as defined. At December 31, 2016, the Company had net capital of $12,289,324, which was $12,039,324 in excess of the amount required of $250,000.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

7. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent with an outstanding principal balance of $7,000,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 4.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The maturity date for this subordinated loan is September 22, 2031.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers".

9. Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements.

10. 401k Plan

The Company maintains a 401k plan (the "Plan") under the Safe Harbor provisions of section 401k of the Internal Revenue Code. The plan is funded by the employee and employer contributions. Employer contributions will equal 100% of employee contributions up to 4% of Plan compensation. For the period from September 28, 2016 (commencement of operations) to December 31, 2016, the Company recorded an expense of $25,488 in connection with the Plan which is included in compensation expenses on the statement of income.